SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 21549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___) *

B4MC GOLD MINES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

08861L203

(CUSIP Number)

Joseph Page

B4MC Gold Mines, Inc.

3651 Lindell Road, Suite D565

Las Vegas, NV 89103

(424) 256-8560

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip: 08861L203	Page 2 of 5

1	name of reporting person i.r.s. identification no. of above person (entities only) joseph page
2	check the appropriate box if a member of a group* N/A (A) ☐ (B) ☐
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,100,394 shares
	8	SHARED VOTING POWER 0 SHARES
	9	SOLE DISPOSITIVE POWER 5,100,394 Shares
	10	SHARED DISPOSITIVE POWER 0 SHARES

11	aggregate amount beneficially owned by each reporting person 5,100,394 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 22.5%
14	type of reporting person* IN

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ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of B4MC Gold Mines, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3651 Lindell Road, Suite D565, Las Vegas, NV, 89103.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Joseph Page.

(b)	Mr. Page’s business address is 3651 Lindell Road, Suite D565, Las Vegas, NV, 89103.

(c)	Mr. Page’s principal occupation is serving as Chief Technical Officer of the Issuer.

(d)	During the last five years, Mr. Page has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Page was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Page is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 27, 2018, Mr. Page acquired 5,100,394 shares of Common Stock pursuant to a Contribution Agreement (as defined below). See Item 4 of this Schedule 13D, for a description of the Contribution Agreement and the consideration given in exchange for such shares.

ITEM 4.	PURPOSE OF TRANSACTION.

On June 27, 2018, the Issuer entered into a Contribution Agreement (the “Contribution Agreement”) with Joseph Page and each of the sellers of the issued and outstanding shares of common stock of RocketFuel Blockchain Company (“RocketFuel”), a Nevada corporation, listed as signatories thereto (together with Mr. Page, the “Sellers”). The purpose of the Contribution Agreement was to acquire control of RocketFuel. This filing is being made as a result of the change in control effected upon the closing of the transactions detailed in the Contribution Agreement, which was attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 29, 2018. Unless otherwise defined herein, the capitalized terms used below are defined in the Contribution Agreement.

Pursuant to the Contribution Agreement the Sellers contributed, transferred, assigned and conveyed to the Issuer all right, title and interest in and to all of the issued and outstanding shares of common stock of RocketFuel for an aggregate of 17,001,312 shares of Purchaser Common Stock (such transaction, the “Business Combination”), of which Mr. Page received 5,100,394 shares. As a result of the Business Combination, RocketFuel became a 100% wholly-owned subsidiary of the Issuer.

Effective as of the closing of the Business Combination, Mr. Page was appointed as the Chief Technical Officer of the Issuer. Additionally, he was appointed as a director of the Issuer effective 10 days after the filing of an Information Statement pursuant to Section 14(f) of the Exchange Act of 1935, as amended, and Rule 14f-1 promulgated thereunder with the Securities and Exchange Commission (“SEC”) and the mailing of the same to the stockholders of the Issuer.

Except to the extent provided in this Schedule 13D, Mr. Page does not currently have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Page may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Cusip: 08861L203	Page 4 of 5

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by Mr. Page (on the basis of a total of 22,668,416 shares of common stock outstanding as of June 27, 2018, as reported by the Issuer on its Form 8-K, filed by the Issuer with the SEC on June 29, 2018) are as follows:

a)		Amount beneficially owned: 5,100,394	Percentage: 22.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	5,100,394
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	5,100,394
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) Mr. Page has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 of this Schedule 13D, for a description of the Contribution Agreement.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1

Contribution Agreement, dated June 27, 2018, by and among the Company, RocketFuel Blockchain Company, Joseph Page, Gert Funk, PacificWave Partners Limited, PacificWave Partners UK Ltd. and Saxton Capital Ltd.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 9, 2018

	By:	/s/ Joseph Page
Joseph Page